SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 20, 2013

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report contains (i) Interxion Holding N.V.’s press release announcing the pricing and increased size of the private offering of €325 million 6.00% Senior Secured Notes, and (ii) the €100,000,000 revolving credit facility agreement dated June 17, 2013 (the “Revolving Credit Facility”) by and among Interxion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee.

The foregoing description of the Revolving Credit Facility is not intended to be a complete description of the Revolving Credit Facility. The description is qualified in its entirety by the full text of the Revolving Credit Facility which is attached as Exhibit 99.2 and incorporated by reference in this Report.

Exhibit

99.1	Press release dated June 19, 2013

99.2	Revolving credit facility agreement dated June 17, 2013 by and among Interxion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: June 20, 2013